Exhibit 99.3

THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying “Statement of Unaudited Consolidated Financial Results for the Quarter and Nine months ended 31 December 2025” (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associates and joint ventures attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Holding Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Holding Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Master Circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

Holding Company:

Dr. Reddy’s Laboratories Limited

Subsidiaries

1.	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
2.	Aurigene Oncology Limited (Formerly, Aurigene Discovery Technologies Limited)
3.	Aurigene Pharmaceutical Services Limited
4.	beta Institut gemeinnützige GmbH
5.	betapharm Arzneimittel GmbH
6.	Cheminor Investments Limited
7.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
8.	Dr. Reddy’s Laboratories (EU) Limited
9.	Dr. Reddy’s Laboratories (Proprietary) Limited
10.	Dr. Reddy’s Laboratories (UK) Limited
11.	Dr. Reddy’s Laboratories Canada, Inc.
12.	Dr. Reddy’s Laboratories Chile SPA.
13.	Dr. Reddy’s Laboratories Inc.

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

14.	Dr. Reddy’s Laboratories Japan KK
15.	Dr. Reddy’s Laboratories Kazakhstan LLP
16.	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
17.	Dr. Reddy’s Laboratories New York, LLC
18.	Dr. Reddy’s Laboratories Philippines Inc.
19.	Dr. Reddy’s Laboratories Romania Srl
20.	Dr. Reddy’s Laboratories SA
21.	Dr. Reddy’s Laboratories Taiwan Limited
22.	Dr. Reddy’s Laboratories (Thailand) Limited
23.	Dr. Reddy’s Laboratories LLC, Ukraine
24.	Dr. Reddy’s New Zealand Limited.
25.	Dr. Reddy’s Srl
26.	Dr. Reddy’s Bio-Sciences Limited
27.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
28.	Dr. Reddy’s Laboratories SAS
29.	Dr. Reddy’s Netherlands B.V. (Formally Dr. Reddy’s Research and Development B.V.)
30.	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
31.	DRL Impex Limited
32.	Dr. Reddy’s Formulations Limited
33.	Idea2Enterprises (India) Pvt. Limited
34.	Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited, till August 05, 2025)
35.	Industrias Quimicas Falcon de Mexico, S.A. de CV
36.	Lacock Holdings Limited
37.	Dr. Reddy’s Laboratories LLC, Russia
38.	Promius Pharma LLC
39.	Reddy Holding GmbH
40.	Reddy Netherlands B.V.
41.	Reddy Pharma Iberia SAU
42.	Reddy Pharma Italia S.R.L.
43.	Reddy Pharma SAS
44.	Svaas Wellness Limited
45.	Nimbus Health GmbH
46.	Dr. Reddy’s Laboratories Jamaica Limited
47.	Dr. Reddy’s and Nestle Health Science Limited (Formerly, Dr. Reddy’s Nutraceuticals Limited)
48.	Northstar Switzerland SARL
49.	North Star OpCo Limited
50.	North Star Sweden AB
51.	Dr. Reddy’s Denmark ApS
52.	Dr. Reddy’s Finland Oy (Effective from December 20, 2024)
53.	Dr. Reddy’s Laboratories (Vietnam) Company Limited (incorporated on May 09, 2025)

Associates

1.	O2 Renewable Energy IX Private Limited
2.	Clean Renewable Energy KK 2A Private Limited

Joint Venture

1.	DRES Energy Private Limited
2.	Kunshan Rotam Reddy Pharmaceutical Co. Limited (including Kunshan Rotam Reddy Medicine Company Limited)

Other Consolidating Entities

1.	Dr. Reddy’s Employees ESOS Trust
2.	Cheminor Employees Welfare Trust
3.	Dr. Reddy’s Research Foundation

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above , nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. Batliboi & Associates LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership No.: 213271

UDIN: 26213271KJKVEJ8016

Place: Hyderabad
Date: January 21, 2026

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900

Fax: + 91 40 4900 2999

Email: mail@drreddys.com

Web: www.drreddys.com

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2025

All amounts in Indian Rupees millions

		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2025	30.09.2025	31.12.2024	31.12.2025	31.12.2024	31.03.2025
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Sales	84,204	86,386	79,960	253,256	234,215	316,320
	b) License fees and service income	3,066	1,663	3,626	7,515	6,259	9,215
	c) Other operating income	264	234	226	767	681	904

	Total revenue from operations	87,534	88,283	83,812	261,538	241,155	326,439

2	Other income	2,688	3,239	1,502	8,830	6,156	10,973

3	Total income (1 + 2)	90,222	91,522	85,314	270,368	247,311	337,412

4	Expenses
	a) Cost of materials consumed	18,255	14,413	14,526	53,026	39,670	56,835
	b) Purchase of stock-in-trade	15,421	17,459	10,507	45,039	37,136	48,411
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(2,723)	(635)	782	(7,800)	(5,507)	(5,447)
	d) Employee benefits expense	15,885	14,521	13,665	45,441	41,794	55,800
	e) Depreciation and amortisation expense	5,210	5,046	4,714	15,017	12,490	17,037
	f) Impairment of non-current assets, net	270	673	(4)	943	925	1,693
	g) Finance costs	944	907	817	2,681	2,172	2,829
	h) Other expenses	21,551	21,753	21,606	64,179	62,050	83,676

	Total expenses	74,813	74,137	66,613	218,526	190,730	260,834

5	Profit before tax and before share of equity accounted investees(3 - 4)	15,409	17,385	18,701	51,842	56,581	76,578

6	Share of profit of equity accounted investees, net of tax	23	63	42	88	162	217

7	Profit before tax (5+6)	15,432	17,448	18,743	51,930	56,743	76,795

8	Tax expense/(benefit):
	a) Current tax	2,074	1,847	5,330	14,182	18,258	22,581
	b) Deferred tax	1,462	2,233	(629)	(1,615)	(2,900)	(3,038)

9	Net profit after taxes and share of profit of associates (7 - 8)	11,896	13,368	14,042	39,363	41,385	57,252

10	Net profit after taxes attributable to
	a) Equity shareholders of the parent company	12,099	13,471	14,137	39,751	40,618	56,551
	b) Non-controlling interests	(203)	(103)	(95)	(388)	767	701

11	Other comprehensive income/(loss)
	a) (i) Items that will not be reclassified subsequently to profit or loss	(16)	(14)	(52)	(25)	(176)	(293)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	24
	b) (i) Items that will be reclassified subsequently to profit or loss	1,810	862	(2,142)	4,749	951	2,376
	(ii) Income tax relating to items that will be reclassified to profit or loss	(24)	270	170	213	180	(58)
	Total other comprehensive income/(loss)	1,770	1,118	(2,024)	4,937	955	2,049

12	Total comprehensive income (9 + 11)	13,666	14,486	12,018	44,300	42,340	59,301

13	Total comprehensive income attributable to
	a) Equity shareholders of the parent company	13,869	14,589	12,113	44,688	41,573	58,600
	b) Non-controlling interest	(203)	(103)	(95)	(388)	767	701

14	Paid-up equity share capital (face value Re. 1/- each)	835	835	834	835	834	834

15	Other equity						334,662

16	Earnings per equity share attributable to equity shareholders of parent(face value Re. 1/- each)

	Basic	14.53	16.18	16.97	47.76	48.77	67.89
	Diluted	14.52	16.17	16.94	47.70	48.69	67.79
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2025	30.09.2025	31.12.2024	31.12.2025	31.12.2024	31.03.2025
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Global Generics	79,568	78,235	73,813	233,535	214,378	289,810
	b) Pharmaceutical Services and Active Ingredients	9,472	12,079	10,387	31,425	32,049	43,868
	c) Others	151	103	1,614	1,897	2,005	2,150
	Total	89,191	90,417	85,814	266,857	248,432	335,828

	Less: Inter-segment revenue	1,657	2,134	2,002	5,319	7,277	9,389
	Total revenue from operations	87,534	88,283	83,812	261,538	241,155	326,439

2	Segment results:
	Gross profit from each segment
	a) Global Generics	45,411	46,431	45,219	137,928	134,899	179,606
	b) Pharmaceutical Services and Active Ingredients	1,360	1,706	2,359	4,153	6,652	9,178
	c) Others	43	5	1,478	1,507	1,625	1,665
	Total	46,814	48,142	49,056	143,588	143,176	190,449

	Less: Selling and other un-allocable expenditure/(income), net	31,382	30,694	30,313	91,658	86,433	113,654
	Total profit before tax	15,432	17,448	18,743	51,930	56,743	76,795

Global Generics includes operations of Biologics business. Inter-segment revenue represents sales from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited (“the Company”), together with its subsidiaries (collectively, “the Company”) joint ventures and associates, have been prepared in accordance with the Indian Accounting Standards (“Ind AS”) prescribed under section 133 of Companies Act,2013 (“the Act”) read with relevant rules issues thereunder, other accounting principles generally accepted in India and guidelines issues by the Securities and Exchange Board of India (“SEBI”) were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 21 January 2026. The Statutory Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	The Government of India has consolidated 29 existing labour legislations into a unified framework comprising four labour codes as follows: Code on Wages, 2019, Code on Social Security, 2020, Industrial Relations Code, 2020 and Occupational Safety, Health and Working Conditions Code 2020 (collectively referred to as the “New Labour Codes”). The New Labour Codes are effective from 21 November 2025 and introduce changes that include, among other things, setting a uniform definition of wages. The Government is in the process of issuing related rules. The New Labour Codes have implications on employee benefits including gratuity, leave encashment, and other related obligations.
The Company has assessed the implications of the New Labour Codes and has recognized an incremental cost of Rs.1,170 million towards employee benefits during the three months ended 31 December 2025. The Company continues to monitor the developments pertaining to the New Labour Codes and the impact of these will be accounted in accordance with applicable accounting standards.

3	During the nine months ended 31 December, 2025, consequent to certain technical challenges in product development, the Company decided to discontinue development of conjugated estrogen at its site in Middleburgh, New York.
Consequent to discontinuance of development, the Company recorded the following financial impacts, resulting in a net loss of Rs.934 million in the income statement.

- Impairment loss of the entire carrying value of Rs.545 million for property, plant and equipment;

- Inventory related provisions of Rs.260 million;

- Other development program related wind down costs of Rs.129 million;

This transaction pertains to the Company’s Global Generics segment.

4	Other income for the nine months ended 31 December 2025 includes Rs. 748 million representing payment for avoided litigation costs pursuant to settlement of product related litigations, by the Company in the United States.

5	During the nine months ended 31 December, 2025, the Company received a Field Tax Audit Report from the Federal Tax service authority for one of its foreign subsidiaries for the period from January 2020 to December 2022. The report classified that certain services would be subject to value-added tax (VAT). The Company filed objections, and a revised report was issued on 15 September, 2025. The Company submitted further objections, stating that the specified services should not be subject to VAT on 6 October, 2025 and is awaiting the final tax assessment.
Based on its best estimate, the Company has recorded a provision of Rs.695 million under “Other expenses”, and believes that the likelihood of any further liability that may arise on account of this is not probable.

6	“Impairment of non-current assets, net” for the year ended 31 March 2025 primarily includes:

a. Impairment of intangibles pertaining to acquisition from Mayne:

-an amount of Rs.907 million towards Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value.

-an amount of Rs.270 million pertaining to impairment of certain product related intangibles, due to adverse market conditions resulting in lower recoverable value compared to the carrying value.

b. Other impairments:

-an impairment loss of Rs. 288 million consequent to adverse market conditions with respect to certain product related intangibles forming part of the Company’s global generic business in India and Europe.

The above impairment charge pertains to the Company’s Global Generics segment.

7	“Other income” for the year ended 31 March 2025 includes cumulative amount of foreign exchange gain of Rs.1,551 million, reclassified from the foreign currency translation reserve upon divestment of the membership interest in the subsidiary “Dr. Reddy’s Laboratories Louisiana LLC”. This transaction pertains to the Company’s Global Generics segment.

8	Pursuant to the amendment in The Finance Act 2024, resulting in withdrawal of indexation benefit on long-term capital gain, the Company has written off Deferred Tax Asset amounting to Rs. 473 million, created in earlier periods on land, during the nine months ended 31 December 2024.

9	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

10	The Company considered the uncertainties relating to geo-political conflicts (including Russia and Ukraine) in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 21 January 2026	Co-Chairman & Managing Director

DIN : 00057433